FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Enterprises Signs Agreement with Agnico-Eagle Mines Limited

Press Release

Magic Software Enterprises Signs Agreement with Agnico-Eagle Mines Limited

Magic Software Selected for Ability to Integrate ERP and Human Resources Systems for Major Gold Mining Company

Or Yehuda, Israel, January 10, 2011 -  Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of cloud and on-premise application platform and business integration solutions, announced today that Agnico-Eagle Mines Limited (NYSE:AEM) (TSE:AEM),  a major gold mining company headquartered in Toronto, Canada, has adopted the iBOLT Integration Suite to automate connections between ERP, Human Resources and Active Directory systems.

“Many businesses are challenged by the task of coordinating multiple enterprise software applications involved in managing diverse workforces deployed across wide geographic areas,” said Regev Yativ, CEO of Magic Software Enterprises Americas. “We successfully demonstrated how the iBOLT Integration Suite can help Agnico-Eagle provision employee information between JD Edwards, Microsoft Active Directory and third-party Human Resources information systems in the HP Unix and Intel environments.”

The iBOLT Integration Suite enables businesses confronted with the challenge of coordinating information between different software applications to do so without expensive programming projects. Using a visual approach to configuring business processes, complex systems can be securely integrated by business analysts in an IT department.

“After a thorough evaluation, we chose to work with Magic Software because of their extensive integration experience and our ability to use the iBOLT Integration Suite to allow data to flow seamlessly between systems,” said Lino Cafazzo, VP of Information Technology at Agnico-Eagle. “We saw iBOLT’s features for integrating Oracle’s JD Edwards ERP system and Microsoft’s Active Directory identity management software as meeting an important need for the provisioning of employee data.”

Agnico-Eagle manages a diverse workforce of approximately 5,000 persons ranging from permanent full-time employees to temporary part-time contractors. Since more than one software system needs to track information about a single employee, business process orchestration software is needed. The iBOLT Integration Suite, first introduced in 2003 and used at more than a thousand companies worldwide, will provide Agnico-Eagle with tools needed to optimize key business processes.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle's LaRonde Mine is Canada's largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 29 consecutive years.  For more information on the company please visit www.agnico-eagle.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions, and business and process integration solutions. Magic Software has 14 offices worldwide and a presence in more than 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

# # #

Media Contacts:

USA Cathy Caldeira Metis Communications Tel: +1-617-236-0500 Email: magicsoftware@metiscomm.com	Global Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Enterprises Signs Agreement with Agnico-Eagle Mines Limited

Exhibit 10.1